

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2014

Via Facsimile
Keith Cozza
Chief Executive Officer
Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

      Re: **Icahn Enterprises L.P.**
               Icahn Enterprises Holdings L.P.
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed March 3, 2014
               File No. 1-09516

Dear Mr. Cozza:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 244

Compensation Discussion and Analysis, page 244

Summary Compensation Table, page 247

1.   We note your response to prior comment 7 that the increase in Mr. Ninivaggi's base salary from $742,500 in 2012 to $2,205,345 in 2013 was "primarily due to Mr. Ninivaggi's increasing job responsibilities with respect to the Company and its subsidiaries." You also state in this response that "[d]uring 2013, Mr. Cozza received a

salary of $1,019,240 which was determined based on various factors, including, but not limited to, overall job performance, including performance against corporate and individual objectives, job responsibilities and teamwork." Please enhance your proposed disclosure regarding Mr. Ninivaggi's "increasing responsibilities" and how these responsibilities resulted in his base salary determination for 2013. Similarly, please also elaborate upon the "various factors" considered in determining Mr. Cozza's base salary and how these factors resulted in his base salary determination. Please further discuss specific items of corporate performance that were taken into account in setting Messrs. Ninivagga and Cozza's base salary. Refer to Item 402(b)(1)(vi) and (vii) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements. Please contact Angie Kim at (202) 551-3535 or, in her absence, Norman Von Holtzendorff at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director